UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

Vermillion, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

17252Y104
(CUSIP Number)

James E. Besser Manchester Management Company, LLC 131 Charles Street, 1st Floor Boston, Massachusetts 02114 United States of America Tel. No.: 617-399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,618

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

431,350

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

431,350

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

982,968

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	17252Y104

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

In a letter to the shareholders dated May 20, 2011, the Reporting Persons expressed their dismay that the Issuer’s board of directors and management are using the Issuer’s resources to protect their own interests through the hiring of proxy solicitation firms and legal efforts to chill dissent among the shareholders.  The Reporting Persons believe this is emblematic of the poor allocation of capital decisions that have been made consistently by the Issuer.  The management team’s focus should be on running the company for the benefit of the shareholders rather than protecting their own interests by limiting the rights of the shareholders who own the Issuer.

In addition, the Reporting Persons expressed their disappointment that Bruce Huebner has been appointed to the board despite the fact that he does not own any shares of the Issuer.  The reporting persons believe that the Issuer’s board of directors should include at least one member who owns a significant position in the Issuer.  .

In the letter to shareholders, the Reporting Persons stated that they plan to withhold the vote of its proxy for the June 6th meeting.  However, the Reporting Persons also reserve the right to propose write-in candidates to replace the three directors up for election.

The letter is attached hereto as Exhibit A.

The Reporting Persons  reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's  Board of  Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Manchester Management Company, LLC, may be deemed to be the beneficial owners of 551,618 Shares, constituting 5.2% of the Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owners of 982,968 Shares, constituting 9.2% of the Shares.

The percentage of the class of Shares of the Issuer beneficially owned by each Reporting Person is based upon 10,657,564* Shares outstanding as of the date hereof.

Manchester Management Company, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

Mr. Besser has the sole power to vote or direct the vote of 431,350 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 431,350 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

There have not been any transactions by the Reporting Persons in the securities of the Issuer since the Schedule 13D filed by the Reporting Persons on April 18, 2011.

*This outstanding Shares figure reflects the number of outstanding Shares at December 31, 2010, as reported in the Issuer's Form 10-K, filed on February 28, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to shareholders and the board of directors from Mr. Besser dated May 20, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2011
(Date)

Manchester Management Company, LLC
By:	/s/ James E. Besser
James E. Besser, Managing Member
By:	/s/ James E. Besser
James E. Besser

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

May 20, 2011

To my fellow shareholders,

Yesterday, multiple shareholders that I know received robotic calls from a proxy solicitation firm asking them to vote their shares in favor of management at the June 6th meeting.  Not only does the company make it next to impossible for the owners of the company to make proposals to the shareholder base, and attempt to chill any dissent by sending out threatening letters involving the rights plan, but the board has seen fit to spend a substantial amount of the company’s capital on legal advice and shareholder solicitation down to holders of a few thousand shares.  Put another way, I am believe their expenses for these efforts to solicit votes and chill dissent dramatically exceed the cost of hiring one or two sales reps and having them in place for the last year to pursue direct sales opportunities to hospitals with their own laboratories.  The company declined to hire the reps ostensibly because of the cost of such an effort.  I believe the expenses related to all these efforts to deny us our rights as shareholders, which probably accounts for a good portion of the increase in burn this quarter, also far exceeds the expense of delaying the shareholder meeting and entertaining my suggestion of an open, fair vote on the entire board without the influence of the rights plan.  This is emblematic of the poor allocation of capital decisions that have been made consistently by the company.  The management team’s own personal ROI appears far higher spending our money fighting our right to have input on how the company we all own is run, rather than on running it for our benefit.

As recently as the filing of the proxy, Vermillion maintained that the sales ramp of OVA1 was excellent to date, and the company repeatedly stated to me in our discussions that the company’s bylaws were right in line with other comparable life science companies.  By  slightly revising the bylaws and appointing a special committee of the board to review the sales strategy, the “independent” board is admitting that neither of those characterizations is accurate- but they refuse to make the next logical step- replacing those responsible for the go to market strategy. Instead they have chosen to invest in ways to simply appear interested and whitewash shareholder concerns, delay further, and hope that the current strategy gains traction, all the while continuing to collect compensation.

Let me shed light on one further point- management has shown no signs of interest in a real dialogue with me.  Since their written response to me that their sales effort is “a marathon not a sprint” and that the company was well covered by Stephens and Roth, I have heard nothing from them, outside of their public communications and information relayed to me by other shareholders.  If Vermillion was actually interested in making the necessary changes, perhaps the company might consider attempting to make contact rather than suggesting to shareholders that I am unreasonable and appointing another board member who does not own any stock, instead of even one representative who owns a significant position in the shares.  I believe their actions to date all indicate a mounting fear that they might be held accountable for their actions, despite all their protective machinery

I plan to withhold my vote on the current slate of directors but I reserve the right to write in candidates to replace the three directors up for election.

Sincerely,

James Besser
Manchester Management

SK 02849 0001 1198536